January 7, 2013

John Reynolds

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:

San Antonio Ventures Inc.

File No. 000-55111

Dear Mr. Reynolds.

I acknowledge the receipt of the Staff Comment Letter dated December 20, 2013. We are in the process of preparing an amended filing and response to comments letter which we expect to file on EDGAR within 10 days.

Sincerely,

/s/  "Christopher Dyakowski"

Christopher Dyakowski

President and CEO